SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For June 29, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A notice and proxy statement relating to the next special shareholders' meeting.


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                              CHILESAT CORP S.A.
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          To Be Held on June 30, 2004


     The Special Meeting of Shareholders of Chilesat Corp S.A. (the "Company") will be held at our corporate offices in Santiago, Chile, on Wednesday, June 30, 2004 at 10:00 A.M. (local time) for the purposes of the following items (the "Items"):

     1.   To modify the name of the Company;

     2. To deregister the Company and its shares before the Chilean Superintendency of Securities and Insurance at the point in time in which the requirements for such deregistration are met;

     3. To delist and deregister the Company's American Depositary Shares from the New York Stock Exchange and from the U.S. Securities and Exchange Commission, respectively, at the point in time in which the requirements for such delisting and deregistration are met;

     4.   To reduce the number of directors;

     5. To reduce the minimum quorum needed to hold a meeting of the board of directors;

     6.   To determine the compensation of the directors;

     7. To amend the Company's by-laws to provide for the institution of deputy directors, to designate such deputy directors and to determine their compensation;

     8.   To designate the members of the Committee of Directors;

     9. To adopt any agreements that are necessary to implement the preceding Items.

     The Bank of New York, as depositary, has fixed the close of business on June 18, 2004 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof.

     Any holder of ADRs entitled to attend and vote at the Special Meeting is entitled to appoint the Bank of New York, as Depositary, as its proxy and vote instead of him or her as instructed. IF YOU DO NOT ATTEND THE SPECIAL MEETING OR INSTRUCT THE DEPOSITARY TO VOTE ON YOUR BEHALF, THE COMPANY HAS THE CONTRACTUAL RIGHT TO VOTE YOUR SHARES IN ITS SOLE DISCRETION. A proxy may be revoked at any time before the effective exercise thereof.


                                        CHILESAT CORP S.A.

June 23, 2004
CHILESAT CORP S.A.
Rinconada El Salto No. 202
Comuna de Huechuraba
Santiago, Chile

                              ------------------
                                PROXY STATEMENT
                              -------------------

     This Proxy Statement and the accompanying notice and Proxy Card are furnished in connection with the solicitation by the Board of Directors of Chilesat Corp S.A. (the "Company") of proxies to be used at the Special Meeting of Shareholders (the "Special Meeting") to be held on June 30, 2004, at 10:00 A.M., local time, at our corporate offices in Santiago, Chile and at any adjournment or postponement thereof.

     This statement and the accompanying notice and proxy card are first being mailed or delivered to holders of ADRs on or about June 23, 2004.

                              PROXY SOLICITATION

     Proxies that are properly completed, signed and received by the Bank of New York, as depositary (the "Depositary") prior to the Special Meeting will be voted in accordance with the instructions of the persons executing the same. Whether or not you plan to attend the Special Meeting, the Board encourages you to instruct the Bank of New York, as Depositary, via mail as more fully described on the proxy card. Your instructions may be revoked at any time before it is exercised, by submitting to the Depositary written notice of revocation, a properly executed proxy of a later date or by attending the Special Meeting and voting in person. IF NO INSTRUCTIONS ARE RECEIVED, THE PROXIES WILL BE VOTED AT THE DISCRETION OF THE COMPANY.

     The entire cost of soliciting proxies will be borne by the Company.

     The Bank of New York, as Depositary, has fixed the close of business on June 18, 2004 as the record date for determination of ADR holders entitled to notice of, and to vote at, the Special Meeting. Accordingly, only holders of record at the close of business on that date of the Company's stock will be entitled to notice of and to vote at the Special Meeting.

     As of the record date of June 18, 2004, there were 469,105,849 shares of stock entitled to vote at the Special Meeting. Each share of stock is entitled to one vote. Each ADS represents ten shares of stock of the Company.

     In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Special Meeting. The Company intends to count shares present in person but not voting and shares for which it has received proxies but with respect to which holders thereof have withheld voting or abstained as present for the purpose of determining the presence or absence of a quorum.

                                  BACKGROUND

     On April 28, 2004, Telmex Holding S.A. a subsidiary of Telefonos de Mexico, S.A. de C.V. ("Telmex") entered into a series of transactions in order to obtain control of the Company. Telmex entered into an agreement with (the "Share Purchase Agreement") with Redes Opticas S.A., a corporation organized under the laws of Chile ("Redes") and Redes Opticas (Cayman) Corp., an exempted company incorporated under the laws of the Cayman Islands ("Redes Cayman"), pursuant to which Telmex purchased from Redes and Redes Cayman 70,310,008 and 117,565,186 shares of common stock listed in Chile (the "Shares"), respectively, representing 14.9695% and 25.0305%, respectively, of the outstanding Shares. Concurrently with the Share Purchase Agreement, Telmex entered into an agreement (the "Promise Agreement") with Redes pursuant to which Telmex agreed, subject to the terms and conditions of the Promise Agreement, to launch a public tender offer (the "Issuer Tender Offer") in accordance with the applicable laws and regulations of Chile for 100% of the Shares of the Company (excluding the Shares owned by Telmex following execution of the Share Purchase Agreement). Redes agreed to tender the Shares it owned in the Issuer Tender Offer provided that the tender offer was made in accordance with the terms set forth in the Promise Agreement.

     On June 6, 2004, Telmex purchased 278,451,980 Shares in accordance with the terms and conditions of the Issuer Tender Offer, which included the tender by Redes of 213,379,654 Shares pursuant to the Promise Agreement.

     Telmex intends to cause the removal of the Shares from the stock exchanges in Chile upon which the Shares are listed and the American Depositary Shares, each representing 10 Shares, from the New York Stock Exchange. Telmex also intends to cause the termination of the registration of the Shares pursuant to Section 12(g)(4) of the Exchange Act once it is determined that the Company is eligible for such termination.

     At a meeting to be held on June 30, 2004, the Company will propose procedures relating to the change of control.

                              EFFECT OF PROPOSALS

     The nine Items contained in the Notice of Special Meeting of Shareholders do not set forth specific proposals, but rather topics that will be discussed and acted upon at the Special Meeting. At present, there is no proposed wording of the resolutions to be brought before the shareholders, as the content and the outcome of the discussions concerning these Items are not known. It is also not a requirement of Chilean law that a specific proposal or resolution be presented to shareholders before a special meeting of shareholders. Consequently, it is not possible to request your proxy on any specific proposals. Therefore, we have requested that you instruct us on whether or not you want to abstain from having your shares voted or deny the grant of discretionary authority to our designee to vote on your behalf.

     Item 1 would allow shareholders to change the name of the Company.

     Item 2 would allow the shareholders to deregister with the Chilean Superintendency of Securities and Insurance at the point in time in which the requirements for such delisting and deregistration are met.

     Item 3 would allo wthe shareholders to delist and deregister the Company's American Depositary Shares from the New York Stock Exchange and from the U.S. Securities and Exchange Commission, respectively, at the point in time in which the requirements for such delisting and deregistration are met.

     Item 4 would allow the shareholders to reduce the number of directors.

     Item 5 would allow the shareholders to reduce the quorum needed to hold a meeting of the board of directors.

     Item 6 would allow the shareholders to determine the compensation of the directors.

     Item 7 would allow the shareholders to amend the Company's by-laws to provide for the institution of deputy directors, to designate such deputy directors and to determine their compensation.

     Item 8 would allow the shareholders to designate the members of the Committee of Directors.

     Item 9 would allow the shareholders to agree on any other matters to effect the resolutions adopted by the shareholders at the Special Meeting.

                            ROLE OF THE DEPOSITARY

     Under the Amended and Restated Depositary Agreement (for more information regarding the Amended and Restated Depositary Agreement, see Amendment No. 1 to the Registration Statement of the Company on Form F-6 dated May 2000), you have the right to instruct the Bank of New York, as Depositary, how to vote your shares at the Special Meeting.

                                  HOW TO VOTE

     Each holder of ADRs entitled to vote at the Special Meeting can exercise such vote in one of the following three manners: (1) withdraw the shares underlying the ADRs and attend the meeting in person; (2) instruct the Bank of New York, as Depositary, to vote his or her shares for purposes of establishing a quorum, but to abstain from voting on any matter that may properly come before the meeting or any adjournment thereof; or (3) instruct the Bank of New York, as Depositary, not to grant to a person designated by the Company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof. If you do not attend the Special Meeting or do not instruct the Depositary to vote on your behalf, the Company has the contractual right under the Depositary Agreement to designate a person to vote your shares in such person's sole discretion.

     To preserve his or her right to withdraw, each ADR holder must exercise his or her vote in one of the three manners provided above. The right to withdraw may expire if the holder grants discretionary authority to a person designated by the Company and such designee exercises his or her discretion to vote in favor of a proposal that would have resulted in a triggering of the right to withdraw had the holder dissented from the adoption of such proposal. THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE THREE MANNERS LISTED ABOVE WILL HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY'S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES WITH THE POTENTIAL RESULT OF YOU LOSING YOUR RIGHT TO WITHDRAW.


                                      CHILESAT CORP S.A.


                                      ---------------------------------
                                      Alejandro Rojas P.
                                      General Manager
                                      Chilesat Corp S.A.

June 22, 2004
Chilesat Corp S.A.
Rinconada El Salto 202
Comuna de Huechuraba
Santiago, Chile

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  June 29, 2004